RIVERSOURCE GLOBAL SERIES, INC.

RIVERSOURCE SERIES TRUST

50606 AMERIPRISE FINANCIAL CENTER

MINNEAPOLIS, MN 55474

Writer’s Direct Contact

(612)671-4321

VIA EDGAR

November 5, 2010

Ms. Patsy Mengiste

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	RiverSource Global Series, Inc. (File Nos. 333-169601; 811-05696) (“Global Series”)
RiverSource Series Trust (File Nos. 333-169600; 811-21852) (“Series Trust”)

Dear Ms. Mengiste:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on October 22, 2010 in connection with (i) the registration statement of Global Series on Form N-14, filed with the Commission on September 27, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), relating to Global Series’ Columbia Global Equity Fund series and (ii) the registration statement of Series Trust on Form N-14, filed with the Commission on September 27, 2010 pursuant to Rule 488 under the Securities Act, relating to Series Trust’s Columbia Global Equity Fund series. As you know, the Columbia Global Equity Fund series of Global Series is proposed to redomicile into the Columbia Global Equity Fund series of Series Trust. Depending on whether such redomiciling occurs before or after the reorganizations contemplated by the registration statements referenced above, the acquiring fund in such reorganization may be the Columbia Global Equity Fund series of either Global Series or Series Trust. Accordingly, both registration statements referenced above were filed with the Commission, and such registration statements are identical except for the facing sheet and the Part C. Summaries of the Staff’s comments, which apply to both registration statements, are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the registration statements.

Global Comments

1.	Comment. For each Reorganization, please describe how the accounting survivor was determined, applying the factors identified by the Staff in its no-action letter issued to North American Security Trust (August 5, 1994).

Response. In North American Security Trust, the Staff stated that it would not recommend enforcement action in accordance with Rule 482 under the Securities Act or Rule 34b-1 under the Investment Company Act of 1940, as amended, if an investment company formed as a result of merging three investment companies advertised its historical performance using, for periods prior to the reorganization, the performance data of the predecessor investment company that it most closely resembled. The Staff stated that, in determining whether any predecessor investment company resembles a new or surviving investment company closely enough to justify the use of the predecessor investment company’s performance, the factors to be considered are the investment companies’ (i) investment advisers; (ii) investment objectives, policies and restrictions; (iii) expense structures and expense ratios; (iv) asset sizes; and (v) portfolio compositions. The Staff also stated that the survivor of a business combination for accounting purposes (i.e., the investment company whose financial statements are carried forward) would typically be the investment company whose historical performance may be used by a new or surviving investment company. We understand that the factors used by accountants to determine the accounting survivor of a business combination are essentially identical to those articulated by the Staff in North American Security Trust. Applying the North American Security Trust factors to each Reorganization strongly suggests that the Buying Fund would be considered the accounting survivor. An analysis of such factors for each Reorganization is summarized below.

a.	Reorganization of Columbia Global Value Fund into the Buying Fund

(i)	At the time of the Reorganization, the combined fund will have the same investment manager as both the Buying Fund and Columbia Global Value Fund, and will have the same subadviser as the Buying Fund.

(ii)	At the time of the Reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund, including the Buying Fund’s policy to invest, under normal market conditions, at least 80% of its net assets in equity securities, including companies located in developed and emerging countries.

(iii)	At the time of the Reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund, based on net assets at March 31, 2010, at which time the net asset level of the Buying Fund was greater than that of Columbia Global Value Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Columbia Global Value Fund prior to the Reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of Columbia Global Value Fund.

Columbia Management believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is therefore the proper accounting survivor of the Reorganization.

b.	Reorganization of Columbia World Equity Fund into the Buying Fund

(i)	At the time of the Reorganization, the combined fund will have the same investment manager as both the Buying Fund and Columbia Global Value Fund, and will have the same subadviser as the Buying Fund.

(ii)	At the time of the Reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund, including the Buying Fund’s policy to invest, under normal market conditions, at least 80% of its net assets in equity securities, including companies located in developed and emerging countries.

(iii)	At the time of the Reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund, based on net assets at March 31, 2010, at which time the net asset level of the Buying Fund was greater than that of Columbia World Equity Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Columbia World Equity Fund prior to the Reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of Columbia World Equity Fund.

Columbia Management believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is therefore the proper accounting survivor of the Reorganization.

c.	Reorganization of Threadneedle Global Equity Income Fund into the Buying Fund

(i)	At the time of the Reorganization, the combined fund will have the same investment manager and subadviser as both the Buying Fund and Threadneedle Global Equity Income Fund.

(ii)	At the time of the Reorganization, the combined fund will have the same investment objective, policies and restrictions as the Buying Fund, including the Buying Fund’s policy to invest, under normal market conditions, at least 80% of its net assets in equity securities, including companies located in developed and emerging countries.

(iii)	At the time of the Reorganization, the expense structure of the combined fund will more closely resemble that of the Buying Fund.

(iv)	The net asset level of the combined fund is expected to more closely resemble that of the Buying Fund, based on net assets at March 31, 2010, at which time the net asset level of the Buying Fund was greater than that of Threadneedle Global Equity Income Fund.

(v)	Following the realignment of the combined fund’s portfolio, and based on the relative net asset levels of the Buying Fund and Threadneedle Global Equity Income Fund prior to the Reorganization, the portfolio composition of the combined fund is expected to more closely resemble that of the Buying Fund than that of Threadneedle Global Equity Income Fund.

Columbia Management believes that the totality of the factors discussed above, taken together, suggest that the combined fund will more closely resemble the Buying Fund, and that the Buying Fund is therefore the proper accounting survivor of the Reorganization.

2.	Comment. Please represent supplementally that the undertaking to file the opinion of counsel supporting the tax consequences of each Reorganization required by Item 16(12) of Form N-14 through an amendment to the registration statement no later than a reasonable time after the closing of the Reorganization is included in each registration statement.

Response. The referenced undertaking is included in each registration statement as Item 17(3) of Part C.

3.	Comment. Please add disclosure regarding the material differences between each Selling Fund’s and the Buying Fund’s valuation methodologies or represent supplementally that there are no material differences between such methodologies disclosure of which would, in the registrants’ opinions, be necessary.

Response. There are no material differences between the valuation methodologies of any Selling Fund and the Buying Fund that would, in our opinion, necessitate disclosure.

Specific Comments

4.	Comment. In the section captioned “Q: Are there costs or tax consequences of the Reorganizations?,” please clarify that each Selling Fund may incur transaction costs in connection with repositioning its portfolio to accommodate its Reorganization.

Response. The requested change will be made. The penultimate and ultimate sentences of the referenced section will be revised as follows:

A portion, which may be substantial, of the portfolio assets of a ~~Buying or~~ Selling Fund may be sold before ~~or after the~~ its Reorganization in connection with its Reorganization. Such sales will result in ~~such~~ the Selling Fund incurring transaction costs and may result in a taxable distribution of gains to Selling Fund shareholders.

5.	Comment. In the section captioned “Where to Get More Information,” the prospectuses and statements of additional information incorporated by reference into the combined prospectus/proxy statement are, in each case, disclosed as “[document] dated [date], as supplemented to date.” Please explain supplementally why the date of each relevant supplement is not provided.

Response. General Instruction F to Form N-14 states in relevant part that “care should be taken that the information in the prospectus is set forth in a clear, concise, and understandable manner…. [T]he inclusion of excessive detail may make the prospectus difficult for many investors to understand and may, therefore, detract from its usefulness.” In light of the foregoing instruction, and the large number of supplements disclosing (i) the engagement of Columbia Management Investment Advisers, LLC and Columbia Management Investment Distributors, Inc. as investment adviser and distributor, respectively, (ii) changes to conform legacy practices of the RiverSource-branded and Columbia-branded funds with respect to shareholder services, and (iii) proposed changes to the investment management services agreement of certain funds, each as described in the combined proxy statement/prospectus, the registrants believe that identifying with particularity the date of each relevant supplement incorporated by reference into the combined proxy statement/prospectus would detract from the usefulness of the combined proxy statement/prospectus.

6.	Comment. In the section captioned “Section A — Reorganization Proposal — Summary — Fees and Expenses,” please revise footnote (1) to the “Shareholder Fees” table to clarify that it refers to the proposed redomiciling of the Buying Fund.

Response. The requested change will be made. The referenced footnote has been revised as follows:

All fee and expense, performance and capitalization information attributed to Columbia Global Equity Fund herein, including pro forma information, reflects information about the ~~existing~~ Columbia Global Equity Fund series of RiverSource Global Series, Inc., even though the Buying Fund may be either ~~the existing~~ that series or the newly created series of RiverSource Series Trust, depending on whether and when the proposed redomiciling occurs.

7.	Comment. In the section captioned “Section A — Reorganization Proposal — Summary — Fees and Expenses,” please revise footnote (10) to the “Annual Fund Operating Expenses” table to clarify that there can be no assurance that the proposed changes in contractual investment management fee rates for the Buying Fund will be approved. Please also explain supplementally why reflecting the proposed investment management fee rates in the table, notwithstanding that such rates remain subject to approval by Buying Fund shareholders, is appropriate.

Response. The requested change will be made. The referenced footnote has been revised as follows:

Management fees are composed of an investment management services fee of 0.79% and an administration fee of 0.08%. Management fees have been adjusted to reflect changes in contractual investment management services fee rates (including the elimination of a performance incentive adjustment that decreased Management fees by 0.11%) expected to be effective in the second quarter of 2011, subject to shareholder approval and a transitional period during which the investment management services fees would be payable at the lower of the rate under the current and proposed rates. There can be no assurance that changes in contractual investment management services fee rates will be approved by shareholders. If the proposed changes were not reflected, Management fees shown would have been 0.76% (composed of an investment management services fee of 0.79%, a performance incentive adjustment of -0.11% and an administration fee of 0.08%), and Total annual Fund operating expenses would have been 1.38% for Class A shares, 2.13% for Class B shares, 2.13% for Class C shares, 0.84% for Class I shares, 1.63% for Class R shares, and 1.14% for Class R4 shares.

General Instruction F to Form N-14 states that “[t]he purpose of the prospectus is to provide essential information about the registrant and the transaction in a way that will assist investors in making informed decisions about whether to purchase the securities being offered.” Although the registrants believe that it is important that shareholders be aware of the effects of both approval and disapproval by Buying Fund shareholders of the proposed changes in contractual investment management services fee rates (and, accordingly, have provided in the referenced footnote information regarding how the table would appear if the proposed changes were not approved), the registrants believe that approval of the proposed changes is the most likely outcome and that, therefore, the current presentation best assists Selling Fund shareholders in making informed decisions about whether to approve the Reorganizations. In addition, the registrants note that the effect of the restatement is to increase the management fees shown in the table.

8.	Comment. In the section captioned “Section A — Reorganization Proposal — Summary — Fees and Expenses,” please represent supplementally that the contract evidencing the contractual expense reimbursement arrangement described in footnote (3) to the second “Annual Fund Operating Expenses” table will be filed as an exhibit to each registration statement in a post-effective amendment thereto.

Response. The referenced contract will be filed as an exhibit to each registration statement in a post-effective amendment thereto.

9.	Comment. In the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks. Reorganization of each of Columbia Global Value Fund, Columbia World Equity Fund and Threadneedle Global Equity Income Fund into Columbia Global Equity Fund (formerly, Threadneedle Global Equity Fund) — Comparison of Investment Objectives,” please add disclosure contrasting the stated investment objectives of the Funds.

Response. The requested change will be made. The following disclosure has been added to the referenced section:

Each Fund seeks capital growth or appreciation, except that Threadneedle Global Equity Income Fund primarily seeks a high level of current income, and seeks capital growth secondarily.

10.	Comment. In the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks. Reorganization of each of Columbia Global Value Fund, Columbia World Equity Fund and Threadneedle Global Equity Income Fund into Columbia Global Equity Fund (formerly, Threadneedle Global Equity Fund) — Comparison of Principal Investment Strategies,” please disclose the consequences to Selling Fund shareholders (e.g., with respect to changes in risk exposure) of any material differences identified in the principal investment strategies of each Selling Fund and the Buying Fund.

Response. Item 3(b) of Form N-14, in relevant part, requires each registrant to “compare … investment objectives and policies” and to “[h]ighlight differences.” The table in the referenced section organizes the principal investment strategies of the Funds by topic for comparison, and the first paragraph of the referenced section highlights differences in the principal investment strategies of each Selling Fund and the Buying Fund that the registrants believe may be material to Selling Fund shareholders. No item of Form N-14 requires disclosure of the consequences of any differences in principal investment strategies, and the registrants believe the current disclosure satisfies the requirements of Item 3(b). Accordingly, no change will be made.

11.

Comment. In the section captioned “Section A — Reorganization Proposal — Comparison of Objectives, Strategies and Risks. Reorganization of each of Columbia Global Value Fund, Columbia World Equity Fund and Threadneedle Global Equity

Income Fund into Columbia Global Equity Fund (formerly, Threadneedle Global Equity Fund) — Comparison of Principal Risks,” please compare and contrast any material differences in the levels of risk exposure for each Selling Fund and the Buying Fund and disclose the consequences thereof to the Selling Fund’s shareholders.

Response. Item 3(c) of Form N-14 requires each registrant to “briefly discuss the principal risk factors of investing in the registrant” and to “[b]riefly compare these risks with those associated with an investment in the company being acquired.” The referenced section discloses the principal risk factors of the Buying Fund and states, as applicable, either (i) that a Selling Fund also is subject to the principal risk factor, or (ii) that a Selling Fund, while not subject to that “principal” risk factor, may nevertheless be subject to that risk factor to the extent of its investments giving rise to such risk factor. Such disclosure effectively compares the principal risk factors of the Selling Funds and the Buying Fund. No item of Form N-14 requires disclosure of the “risk exposure” of any fund, relative or otherwise, or of the consequences of any differences in principal risk factors between funds, and the registrants believe that the current disclosure satisfies the requirements of Item 3(c). Accordingly, no change will be made.

12.	Comment. In the section captioned “Additional Information about Each Reorganization — Reasons for the Proposed Reorganizations and Board Deliberations,” the second sentence of the second paragraph of the subsection captioned “Investment Performance” references an “independent information provider.” Please explain supplementally why the “independent information provider” is not named specifically.

Response. The registrants’ receipt of the performance information contemplated by the referenced section is subject to licensing or similar arrangements that may restrict the registrants’ ability to name the independent information provider specifically without further negotiation with and/or agreement from such provider. The registrants believe that the current disclosure accurately and adequately conveys the substance of the boards’ considerations, and that naming the independent information provider specifically is neither required by Form N-14 nor likely to enhance the substance of such disclosure.

13.	Comment. In the section captioned “Section C — Capitalization, Ownership of Fund Shares and Financial Highlights — Capitalization of Selling Funds and Buying Funds,” please revise footnote (**) to state the dollar amounts of estimated Reorganization costs reflected in the capitalization table.

Response. The registrants note that the dollar amounts of Reorganization costs estimated to be borne by the Funds is disclosed in Exhibit A to the combined prospectus/proxy statement. Accordingly, the referenced footnote will be revised as follows:

Pro forma figures reflect the effect of estimated Reorganization costs, as set forth in Exhibit A hereto.

* * * * *

We hope that the foregoing responses adequately address your comments. Each registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registrant’s registration statement that is the subject of this letter. Each registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Each registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Christopher O. Petersen

Christopher O. Petersen
Assistant Secretary
RiverSource Global Series, Inc.
RiverSource Series Trust